Exhibit 11

Morgan Stanley

1585 Broadway

New York, NY 10036

June 2, 2009

Mitsubishi UFJ Financial Group, Inc.

Attention: Chief Manager, Corporate Planning Division

7-1, Marunouchi 2-chrome

Chiyoda-ku, Tokyo 100-8388 Japan

Ladies and Gentlemen:

You have informed us that you have agreed to purchase 16,034,985 shares (the “Number of Shares”) of common stock, par value $0.01 per share of Morgan Stanley (the “Common Stock”) in an underwritten public offering of our Common Stock as to which you have preemptive purchase rights as set forth in Section 5.1 of the Investor Agreement between us and you, dated as of October 13, 2008, as amended by the First Amendment to Investor Agreement dated as of October 27, 2008. Settlement of your purchase of the Number of Shares shall occur after the closing of the underwritten public offering of the Common Stock and as soon as Japanese securities registration becomes effective.

In consideration of your agreement to purchase the Number of Shares, we agree that the definition of the term “Registrable Securities” under the Registration Rights Agreement, dated as of October 13, 2008 between us and you (the “Registration Rights Agreement”) shall be deemed to include the Number of Shares. This paragraph shall be deemed to amend the Registration Rights Agreement accordingly.

Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

Very truly yours,

Morgan Stanley, a Delaware corporation

By:	/s/ Martin M. Cohen
Name:	Martin M. Cohen
Title:	Vice President and Counsel

Accepted and Agreed:
Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Kyota Omori
Name:	Kyota Omori
Title:	Deputy President